Exhibit 99.2

TANTAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except shares data, or otherwise noted)

	As of December 31,	As of March 31,
	2017	2018
Assets
Current assets
Cash and cash equivalents	$15,369,641	$11,133,685
Term deposits	4,610,915	1,594,235
Accounts receivable net of allowance for doubtful accounts of $nil and $nil as of December 31, 2017 and March 31, 2018, respectively	79,269	2,467,087
Prepaid expenses and other current assets	2,441,465	2,290,854
Amounts due from related parties	3,942	4,949
Short-term investments	9,375,528	5,898,670

Total current assets	31,880,760	23,389,480

Property and equipment, net	3,339,408	4,234,936
Other non-current assets	305,028	311,532

Total assets	35,525,196	27,935,948

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of $nil and $697,625 as of December 31, 2017 and March 31, 2018, respectively)	422,304	697,635
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Group of $97,280 and $4,010,877 as of December 31, 2017 and March 31, 2018, respectively)	97,280	4,010,877
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $660,564 and $9,852,464 as of December 31, 2017 and March 31, 2018, respectively)	4,430,453	11,931,320
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2017 and March 31, 2018, respectively)	64,992	48,722

Total current liabilities	5,015,029	16,688,554

Total liabilities	5,015,029	16,688,554

TANTAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars, except shares data, or otherwise noted)

	As of December 31,	As of March 31,
	2017	2018
Commitments (Note 11)

Mezzanine equity
Redeemable ordinary shares ($0.001 par value, 2,550,000 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	2,779,500	2,779,500
Series A convertible redeemable participating preferred shares ($0.001 par value; 2,250,000 shares authorized as of December 31, 2017 and March 31, 2018, respectively; 2,250,000 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively; liquidation value of $4,500,000 as of December 31, 2017 and March 31, 2018, respectively)	6,106,891	6,106,891
Series B convertible redeemable participating preferred shares ($0.001 par value; 3,101,597 shares authorized as of December 31, 2017 and March 31, 2018, respectively; 3,101,597 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively; liquidation value of $13,026,712 as of December 31, 2017 and March 31, 2018, respectively)	18,870,795	18,870,795
Series C convertible redeemable participating preferred shares ($0.001 par value; 3,744,172 shares authorized as of December 31, 2017 and March 31, 2018, respectively; 3,744,172 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively; liquidation value of $34,293,524 as of December 31, 2017 and March 31, 2018, respectively)	31,341,398	31,341,398
Series D convertible redeemable participating preferred shares ($0.001 par value; 5,215,116 shares authorized as of December 31, 2017 and March 31, 2018, respectively; 5,215,116 shares issued and outstanding, as of December 31, 2017 and March 31, 2018, respectively; liquidation value of $70,000,000 as of December 31, 2017 and March 31, 2018, respectively)	67,874,778	67,874,778

Total mezzanine equity	126,973,362	126,973,362

Deficits
Ordinary shares ($0.001 par value; 35,689,115 shares authorized as of December 31, 2017 and March 31, 2018; 4,244,703 and 5,186,005 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	4,245	5,186
Subscription receivable from ordinary shareholders	(4,200)	(773,335)
Additional paid in capital	1,739,231	28,177,928
Accumulated deficits	(98,743,567)	(144,324,380)
Accumulated other comprehensive income	541,096	1,188,633

Total Tantan Limited shareholders’ deficits	(96,463,195)	(115,725,968)

Total liabilities, mezzanine equity and deficits	$35,525,196	$27,935,948

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TANTAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except shares data, or otherwise noted)

	For the three-month periods ended March 31,
	2017	2018
Net revenues	$—	$7,006,658
Cost and expenses
Cost of revenue (including share-based compensation of $nil and $170,852 in the three-month periods ended March 31, 2017 and 2018, respectively)	—	(3,867,520)
Selling and marketing (including share-based compensation of $8,266 and $313,913 in the three-month periods ended March 31, 2017 and 2018, respectively)	(6,690,606)	(19,409,896)
General and administrative (including share-based compensation of $88,021 and $23,729,791 in the three-month periods ended March 31, 2017 and 2018, respectively)	(1,804,759)	(24,844,857)
Research and development (including share-based compensation of $65,600 and $1,455,947 in the three-month periods ended March 31, 2017 and 2018, respectively)	(893,439)	(4,603,384)

Total cost and expenses	(9,388,804)	(52,725,657)

Loss from operations	(9,388,804)	(45,718,999)

Interest income	28,784	138,186

Loss before income tax	(9,360,020)	(45,580,813)

Income tax expense	—	—

Net loss	(9,360,020)	(45,580,813)

Net loss attributable to Tantan Limited	(9,360,020)	(45,580,813)

Net loss attributable to holders of ordinary shares of Tantan Limited	$(9,360,020)	$(45,580,813)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TANTAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars, except shares data, or otherwise noted)

	For the three-month periods ended March 31,
	2017	2018
Net loss	$(9,360,020)	$(45,580,813)
Other comprehensive income, net of tax
Foreign currency translation adjustment	43,430	647,537

Comprehensive loss attributable to Tantan Limited	$(9,316,590)	$(44,933,276)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TANTAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(In U.S. dollars, except shares data, or otherwise noted)

	Ordinary Shares	Ordinary amount	Share Subscription Receivable	Additional paid-in capital	Accumulated deficit	Accumulated comprehensive (loss)/income	Total shareholders’ deficit
Balance as of January 1, 2017	4,200,000	$4,200	$(4,200)	$556,873	$(38,248,784)	$(564,988)	$(38,256,899)
Net loss	—	—	—	—	(9,360,020)	—	(9,360,020)
Share-based compensation	—	—	—	161,887	—	—	161,887
Foreign currency translation adjustments	—	—	—	—	—	43,430	43,430

Balance as of March 31, 2017	4,200,000	$4,200	$(4,200)	$718,760	$(47,608,804)	$(521,558)	$(47,411,602)

Balance as of January 1, 2018	4,244,703	$4,245	$(4,200)	$1,739,231	$(98,743,567)	$541,096	$(96,463,195)
Net loss	—	—	—	—	(45,580,813)	—	(45,580,813)
Issuance of ordinary shares (see note 8)	941,302	941	(769,135)	768,194	—	—	—
Share-based compensation	—	—	—	25,670,503	—	—	25,670,503
Foreign currency translation adjustments	—	—	—	—	—	647,537	647,537

Balance as of March 31, 2018	5,186,005	$5,186	$(773,335)	$28,177,928	$(144,324,380)	$1,188,633	$(115,725,968)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TANTAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In U.S. dollars, except shares data, or otherwise noted)

	For the three-month periods ended March 31,
	2017	2018
Cash flows from operating activities:
Net loss	$(9,360,020)	$(45,580,813)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	222,643	480,743
Share-based compensation	161,887	25,670,503
Changes in operating assets and liabilities
Account receivables	—	(2,354,684)
Prepaid expenses and other current assets	(494,459)	232,569
Other non-current assets	—	4,557
Amounts due from related parties	1,997	(950)
Accounts payable	(424)	256,313
Accrued expenses and other current liabilities	721,204	7,243,573
Deferred revenue	—	3,860,491
Amounts due to related parties	4,372	(16,270)

Net cash used in operating activities	(8,742,800)	(10,203,968)

Cash flows from investing activities:
Purchase of property and equipment	(196,989)	(1,246,038)
Payment for short-term investment	—	(28,647,883)
Purchase of term deposits	—	(8,148,119)
Cash received upon maturity of term deposits	4,533,898	11,296,238
Cash received from sales of short-term investments	—	32,425,626

Net cash provided by in investing activities	4,336,909	5,679,824

Cash flows from financing activities:
Proceeds from issuance of Series D convertible redeemable participating preferred shares	29,950,000	—

Net cash provided by financing activities	29,950,000	—

Effect of foreign exchange rate on cash and cash equivalents	28,358	288,188

Net increase in/(decrease by) cash and cash equivalents	25,572,467	(4,235,956)
Cash and cash equivalents at the beginning of period	6,627,581	15,369,641

Cash and cash equivalents at the end of period	$32,200,048	$11,133,685

Non-cash investing and financing activities
Payable for purchase of property and equipment	—	—
Receivable from Series D convertible redeemable participating preferred shareholders	25,000,000	—
Receivable of exercised warrant consideration	36	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TANTAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars, except shares data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

The following financial statements amounts and balances of the variable interest entity (“VIE”) were included in the accompanying unaudited condensed consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,	As of March 31,
	2017	2018
Cash and cash equivalents	$3,278,764	$4,838,840
Accounts receivables, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2017 and March 31, 2018, respectively	79,269	2,467,087
Prepaid expenses and other current assets	132,085	1,134,905
Short-term investments	9,375,528	5,898,670
Total current assets	12,865,646	14,339,502
Total assets	13,063,389	15,658,062
Total current liabilities	757,844	14,560,966
Total liabilities	$757,844	$14,560,966

	For the three-month periods ended March 31,
	2017	2018
Net revenues	$—	$7,006,658
Net loss	$(24,932)	$(13,009,035)
Net cash used in operating activities	$(16,789)	$(2,689,903)
Net cash (used in)/provided by investing activities	$(477)	$2,619,870
Net cash provided by financing activities	$—	$—

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in the financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2016 and 2017.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the years ended December 31, 2016 and 2017. The results of operations for the three months ended March 31, 2017 and 2018 are not necessarily indicative of the results for the full years.

The financial information as of December 31, 2017 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2017.

Foreign currency risk

The Renminbi is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the (“RMB”) is subject to changes in central government policies and to international economic and political

TANTAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars, except shares data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk - continued

developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $5,152,650 and $7,473,510 as of December 31, 2017 and March 31, 2018, respectively, which were denominated in RMB.

Concentration of revenue

No user or customer accounted for 10% or more of net revenues for the three months ended March 31, 2017 and 2018, respectively. Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,	As of March 31,
	2017	2018
A	69%	87%

Revenue recognition

The Group recognizes revenue when a persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The Group derives its revenue from value-added service.

Value-added services revenues include membership subscription revenue and super-like service revenue. Membership subscription is a service package which enables members to enjoy additional functions and privileges. The contract period for the membership subscription ranges from one month to one year. All membership subscription is nonrefundable. The Group collects membership subscription in advance and records it as deferred revenue. Revenue is recognized ratably over the contract period for the membership subscription services. Revenue from super-like services is insignificant for the periods presented.

Super-like services is a service whereby users can enjoy purchase of virtual items from the Group and present them to other users. All virtual items are nonrefundable and the Group collects the cash from the purchase of virtual goods in advance and records it as deferred revenue until the users chose to display the virtual gift purchased. Revenue derived from the sale of virtual gifts are recorded on a gross basis as the Group has determined that it is the principal in providing the services.

Marketing expenses

The Group expenses marketing expenses as incurred, including advertising expenses and promotional video production fees. Total advertising expenses incurred were $6,330,720 and $17,960,991 for the three-month periods ended March 31, 2017 and 2018, respectively, and have been included in sales and marketing expenses in the unaudited condensed consolidated statement of operations.

Recent accounting pronouncements not yet adopted

In May 2014, Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted.

TANTAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars, except shares data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In August 2015, FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09, for non-public entities to annual reporting periods beginning after December 15, 2018. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this ASU do not change the core principle of the guidance in Topic 606. Rather, the amendments in this ASU affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Group has completed its preliminary assessment of the new revenue standard and does not believe that the impact will be material to its consolidated financial statements. The Group expects to adopt the new standard using the modified retrospective method.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Non-public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Group is in the process of evaluating the impact of the standard on the consolidated financial statements.

In May, 2017, FASB issued a new pronouncement, ASU 2017-09, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The new accounting guidance is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Group is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

TANTAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars, except shares data, or otherwise noted)

3.	PREPAID EXPENSE AND OTHER CURRENT ASSETS

	As of December 31,	As of March 31,
	2017	2018
Advance to advertisement suppliers	$1,984,846	$1,006,295
Deferred platform commission cost	—	484,163
Prepaid rental expenses	330,643	288,456
Input VAT	—	286,721
Others	125,976	225,219

Total prepaid expenses and other current assets	$2,441,465	$2,290,854

4.	PROPERTY AND EQUIPMENT, NET

	As of December 31,	As of March 31,
	2017	2018
Computer Equipment	$4,583,912	$5,913,924
Leasehold Improvement	314,430	406,255
Office equipment	196,182	218,576
Total	5,094,524	6,538,755

Less: accumulated depreciation	(1,755,116)	(2,303,819)

Property and equipment, net	$3,339,408	$4,234,936

Depreciation expenses charged to the consolidated statements of operations for the three-month periods ended March 31, 2017 and 2018 were $222,643 and $480,743, respectively.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,	As of March 31,
	2017	2018
Payable for advertisement	$3,550,560	$10,596,649
Accrued payroll and welfare	732,281	1,240,531
Other tax payable	38,554	—
Others	109,058	94,140

Total accrued expenses and other current liabilities	$4,430,453	$11,931,320

6.	FAIR VALUE

Measured on recurring basis

The Group measured its financial assets and liabilities including the cash and cash equivalents at fair value on a recurring basis as of December 31, 2017 and March 31, 2018. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

TANTAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars, except shares data, or otherwise noted)

6.	FAIR VALUE - continued

Measured on recurring basis - continued

As of December 31, 2017 and March 31, 2018, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement as of December 31,
Description	2017	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$15,369,641	$15,369,641	$—	$—

Total	$15,369,641	$15,369,641	$—	$—

	Fair Value Measurement as of March 31,
Description	2018	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$11,133,685	$11,133,685	$—	$—

Total	$11,133,685	$11,133,685	$—	$—

The Group did not have Level 2 and Level 3 investments as of December 31, 2017 and March 31, 2018.

Measured or disclosed at fair value on a non-recurring basis

The Group did not have any financial assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2017 and March 31, 2018.

7.	INCOME TAXES

The following table presents details of the provision for income taxes and the effective tax rates:

	For the three-month periods ended March 31
	2017	2018
Provision for income tax	$—	$—

Effective tax rates	$—	$—

The current and deferred components of the income tax expense appearing in the unaudited condensed consolidated statements of operations are as follows:

For the three-month periods ended March 31
	2017	2018
Current tax expense	$—	$—
Deferred tax expense	$—	$—

Provision for income tax	$—	$—

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of March 31, 2018, the Group has not declared any dividends.

TANTAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars, except shares data, or otherwise noted)

7.	INCOME TAXES - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,	As of March 31,
	2017	2018
Non-current deferred tax assets:
Advertising expense	$15,080,606	$19,857,399
Net operating tax losses carry-forward	6,338,523	7,846,459
Less: valuation allowance	(21,419,129)	(27,703,858)

Non-current deferred tax assets, net	$—	$—

The Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law.

As of March 31, 2018, the tax loss carry-forward for WFOE and VIE amounted to $28,151,924 and will expire on various dates between December 31, 2019 and March 31, 2023. As of March 31, 2018, the tax loss carry-forward for Tantan HK amounted to $4,880,297, which would be carried forward indefinitely and set off against its future taxable profits. As of March 31, 2018, the tax loss carry-forward for Tantan US amounted to $11,532, which would be carried forward indefinitely and set off against its future taxable profits. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. A valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established with respect to all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The Group did not identify any significant unrecognized tax benefits as of December 31, 2017 and March 31, 2018. The Group did not incur any interest or penalties related to potential underpaid income tax expenses and also believes that uncertainty in income taxes does have a significant impact on the unrecognized tax benefits within next twelve months.

8.	ORDINARY SHARES

In February 2018, the Company issued 941,302 ordinary shares to CBNC Investment Limited, a Company controlled by the Company’s chief executive officer (“CEO”) for a cash consideration of $769,135. As of March 31, 2018, the cash payment for the shares was not received and the Company recorded the receivable as subscription receivable in its unaudited condensed consolidated balance sheet. Additionally, the Company recorded the excess of the fair value of the shares issued over the cash consideration, amounting to $23,121,110, as share-based compensation as it represented compensation to the Company’s CEO for prior services rendered.

As of December 31, 2017 and March 31, 2018, 6,794,703 and 7,736,005 ordinary shares were issued and outstanding, respectively, of which 2,550,000 were classified as redeemable ordinary shares due to the redemption option available to those ordinary shareholders upon certain contingent events. As the redemption feature was remote, no accretion was recorded during the three months ended March 31, 2017 and 2018.

TANTAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars, except shares data, or otherwise noted)

9.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES

As of December 31, 2017 and March 31, 2018, the liquidation value of the preferred shares was $121,820,236.

10.	SHARE-BASED COMPENSATION

Share options

The following table summarizes the option activity for the three-month period ended March 31, 2018:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregated intrinsic value
Outstanding as of January 1, 2018	1,085,602	$0.9716	7.54	$26,497,789

Granted	1,181,721	$1.0297
Exercised	—	—
Forfeited	(6,924)	$1.3992
Cancelled	(826,000)	$0.9031

Outstanding as of March 31, 2018	1,434,399	$1.0569	9.84	$28,671,177

Exercisable as of March 31, 2018	73,393	$0.8799	7.19	$1,745,284

There were 73,393 vested options, and 1,030,472 options expected to vest as of March 31, 2018. For options expected to vest, the weighted-average exercise price was $1.02 as of March 31, 2018 and the aggregate intrinsic value amounted to $6,353,172 and $27,289,235 as of December 31, 2017 and March 31, 2018, respectively.

In February, 2018, the Company cancelled 448,000 share options granted to the employees and executives and newly granted 244,542 share options with new vesting terms under the 2015 Plan. The Company treated the cancellation and reissuance as a modification. The total incremental cost resulting from the modification was insignificant.

In February, 2018, the Company cancelled 378,000 outstanding share options previously granted to employees and executives under the 2015 Plan. As a result, the Company immediately recognized the unvested compensation cost attributable to the cancellation which was insignificant.

The weighted-average grant-date fair value of the share options granted during the three-month periods ended March 31, 2017 and 2018 was $nil and $24.18, respectively. Total intrinsic value of options exercised for the three-month periods ended March 31, 2017 and 2018 was $nil and $nil, respectively. The total fair value of options vested during the three-month periods ended March 31, 2017 and 2018 was $177,913 and $1,529,679, respectively.

The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise Price
2018	3.26%-3.48%	10 years	55.20%	—	$0.001-$1.600

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(2)	Contractual term

The Company used the original contractual term.

TANTAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars, except shares data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

Share options - continued

(3)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation, which used management’s best estimate for projected cash flows as of each valuation date.

For employee share options, the Group recorded share-based compensation of $161,887 and $2,549,393 during the three-month periods ended March 31, 2017 and 2018, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of March 31, 2018, total unrecognized compensation expense relating to unvested share options was $26,068,663, which will be recognized over 3.84 years. The weighted-average remaining contractual term of options outstanding is 9.84 years.

11.	COMMITMENTS

Lease commitment

The Group leases certain office premises under non-cancelable leases. Rental expense under operating leases for the three-month periods ended March 31, 2017 and 2018 was $83,020 and $312,956, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

April to December 2018	$1,047,025
2019	1,194,827
2020	810,827
2021	129,616

Total	$3,182,295

12.	RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties and their relationships with the Group:

Company name	Relationship with the Group
P1’s holding in Tantan Limited	Ordinary shareholder
P1 Capital Limited	Under control of the Company’s CEO
CBNB Investment Limited	Under control of the Company’s CEO
Singularity Capital Investment Co. Ltd. (“Singularity”)	One of Singularity’s board of director has significant influence over the Company.

TANTAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars, except shares data, or otherwise noted)

12.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

Details of related party balances and transactions as of December 31, 2017 and March 31, 2018 are as follows:

(i)	Amounts due from related parties

	As of December 31,	As of March 31,
	2017	2018
CBNB Investment Limited	$3,942	$4,949

Total	$3,942	$4,949

(ii)	Amounts due to related parties

	As of December 31,	As of March 31,
	2017	2018
P1 Capital Limited (Note 1)	$64,992	$48,722

Total	$64,992	$48,722

Note 1:	The balance as of December 31, 2017 and March 31, 2018 represents payable for technical consulting services and marketing services provided by P1 Capital Limited.

(iii)	Purchase from related parties

	For the Three-month periods Ended March 31,
	2017	2018
P1 Capital Limited (Note 1)	$197,654	$145,301
Singularity Capital Investment Co. Ltd.	1,089	—

Total	$198,743	$145,301

Note 1:	The purchase from P1 Capital Limited is mainly related to consulting services.

13.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $239,784 and $685,259 for the three-month periods ended March 31, 2017 and 2018, respectively.

14.	SUBSEQUENT EVENT

The Company has evaluated all events subsequent to the balance sheet date of March 31, 2018 through June 25, 2018, the issuance date of these unaudited condensed consolidated financial statements.

Newly issued share options

In April, 2018, the Company granted 198,867 share options to its employees and executives with an exercise price ranging from $0.01 to $1.6 per share and with the vesting period of 4 years. The Company is in the process of completing its valuation related to those options granted.

TANTAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars, except shares data, or otherwise noted)

14.	SUBSEQUENT EVENT - continued

Claim with Match Group, LLC (“Match”)

In May 2018, the Group settled a claim brought by Match in the Western District of Texas alleging various breaches by the Group of Match’s intellectual property relating to its mobile-dating apps. Pursuant to the settlement, the Group agreed to make certain royalty payments linked to the size of the Group’s average annual monthly activer users and redesign its application used in the United States. The total royalty payments is estimated to be immaterial.